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                            April 27, 2021

       Filippo Petti
       Chief Executive Officer and Chief Financial Officer
       Celyad Oncology SA
       Rue Edouard Belin 2
       1435 Mont-Saint-Guibert, Belgium

                                                        Re: Celyad Oncology SA
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed March 24,
2021
                                                            File No. 001-37452

       Dear Mr. Petti:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Item 18. Financial Statements
       Note 15. Share Capital, page F-42

   1. We note your disclosure that the share premium decreased as a result of the absorption of accounting losses, with
a counterpart in the financial statements line item Accumulated
                                                        Deficit. Please provide
background information with the reasons for this accounting entry and the purpose. Also,
tell us the accounting literature that you relied upon.
 Filippo Petti
FirstName   LastNameFilippo Petti
Celyad Oncology   SA
Comapany
April       NameCelyad Oncology SA
       27, 2021
April 227, 2021 Page 2
Page
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Li Xiao at (202) 551-4391 or Daniel Gordon at (202) 551-3486 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences